Notification of dividend / distribution Notification of dividend / distribution 1 / 6 Update Summary Entity name RIO TINTO LIMITED Security on which the Distribution will be paid RIO - ORDINARY FULLY PAID Announcement Type Update to previous announcement Date of this announcement 27/9/2022 Reason for the Update Update to Appendix 3A.1 released on 27 July 2022 to notify the dividend reinvestment share price (DRP price) and share allocation date (please refer section 4A.13). Additional Information The 2022 interim dividend of AUD 3.8370 per share is fully franked at the applicable corporate rate of 30%. Refer to below for full details of the announcement EXHIBIT 99.10

Notification of dividend / distribution Notification of dividend / distribution 2 / 6 Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity RIO TINTO LIMITED 1.2 Registered Number Type ABN Registration Number 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is 1.4a Reason for update to a previous announcement Update to Appendix 3A.1 released on 27 July 2022 to notify the dividend reinvestment share price (DRP price) and share allocation date (please refer section 4A.13). 1.4b Date of previous announcement(s) to this update 16/9/2022 1.5 Date of this announcement 27/9/2022 1.6 ASX +Security Code RIO ASX +Security Description ORDINARY FULLY PAID Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution 2A.2 The Dividend/distribution: relates to a period of six months 2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date) 30/6/2022 Ordinary Update/amendment to previous announcement

Notification of dividend / distribution Notification of dividend / distribution 3 / 6 2A.4 +Record Date 12/8/2022 2A.5 Ex Date 11/8/2022 2A.6 Payment Date 22/9/2022 2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable? Security holder approval Court approval Lodgement of court order with +ASIC ACCC approval FIRB approval Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution. 2A.8 Currency in which the dividend/distribution is made ("primary currency") AUD - Australian Dollar 2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form AUD 3.83700000 2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market? 2A.11 Does the entity have a securities plan for dividends/distributions on this +security? 2A.11a If the +entity has a DRP, is the DRP applicable to this dividend/distribution? 2A.11a(i) DRP Status in respect of this dividend/distribution Full DRP 2A.12 Does the +entity have tax component information apart from franking? Part 2B - Currency Information 2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.). 2B.2 Please provide a description of your currency arrangements Yes No Yes We have a Dividend/Distribution Reinvestment Plan (DRP) Yes No

Notification of dividend / distribution

2B.2 Please provide a description of your currency arrangements

All dividends will be paid by direct credit. Where a securityholder has nominated an Australian, United Kingdom or New Zealand financial institution account for receipt of payments, payment will be made by direct credit in AUD, GBP or NZD as applicable. Payments in GBP and NZD will be converted from AUD at the exchange rates applicable on 15 September 2022 and released to the ASX the following day.

Computershare Investor Services Pty Ltd, Rio Tinto Limited's share registry offers a currency election facility (Global Wire Facility) in a range of currencies. Securityholders may elect to receive their dividend in a currency of their choice via the Global Wire Facility. Terms and conditions of the Global Wire Facility can be accessed at: www.investorcentre.com/au

2B.2a Other currency/currencies in which the dividend/distribution will be paid:

Currency	Payment currency equivalent amount per security
GBP - Pound Sterling	GBP 2.24340000
NZD - New Zealand Dollar	NZD 4.30830000

2B.2b Please provide the exchange rates used for non-primary currency payments

AUD/GBP 0.58468
Interim dividend payment currency equivalent amount per security: GBP 2.2434
AUD/NZD 1.12284
Interim dividend payment currency equivalent amount per security: NZD 4.3083

2B.2c If payment currency equivalent and exchange rates not known, date for information to be released

16/9/2022

Estimated or Actual?
☑ Actual

2B.3 Can the securityholder choose to receive a currency different to the currency they would receive under the default arrangements?
☑ No

Part 3A - Ordinary dividend/distribution

3A.1 Is the ordinary dividend/distribution estimated at this time?
☑ No

3A.1a Ordinary dividend/distribution estimated amount per +security

AUD

3A.1b Ordinary Dividend/distribution amount per security

AUD 3.83700000

3A.2 Is the ordinary dividend/distribution franked?
☑ Yes

3A.2a Is the ordinary dividend/distribution fully franked?
☑ Yes

3A.3 Percentage of ordinary dividend/distribution that is franked

100.0000 %

3A.3a Applicable corporate tax rate for franking credit (%)

30.0000 %

Notification of dividend / distribution
4 / 6

Notification of dividend / distribution

3A.4 Ordinary dividend/distribution franked amount per +security

AUD 3.83700000

3A.5 Percentage amount of dividend which is unfranked

0.0000 %

3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount

AUD 0.00000000

3A.7 Ordinary dividend/distribution conduit foreign income amount per security

AUD 0.00000000

Part 4A - +Dividend reinvestment plan (DRP)

4A.1 What is the default option if +security holders do not indicate whether they want to participate in the DRP?
☑ Do not participate in DRP (i.e. cash payment)

4A.2 Last date and time for lodgement of election notices to share registry under DRP

Thursday September 1, 2022 17:00:00

4A.3 DRP discount rate

0.0000 %

4A.4 Period of calculation of reinvestment price

Start Date

End Date

4A.5 DRP price calculation methodology

Shares will be purchased on-market on or as soon as practicable after the dividend payment date. It may be necessary to carry out several market transactions to acquire the number of shares required and the DRP price will be the average of the deal prices of those transactions. DRP price will be announced to the market.

4A.6 DRP Price (including any discount):

AUD

4A.7 DRP +securities +issue date

4A.8 Will DRP +securities be a new issue?
☑ No

4A.9 Is there a minimum dollar amount or number of +securities required for DRP participation?
☑ No

4A.10 Is there a maximum dollar amount or number of +securities required for DRP participation?
☑ No

4A.11 Are there any other conditions applying to DRP participation?
☑ No

4A.12 Link to a copy of the DRP plan rules

https://www.riotinto.com/invest/shareholder-information/dividends under Rio Tinto Limited tab.

Notification of dividend / distribution 5 / 6

Notification of dividend / distribution Notification of dividend / distribution 6 / 6 4A.13 Further information about the DRP DRP price AUD 90.493511 DRP shares will be allocated on 30 September 2022 Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution 5.2 Additional information for inclusion in the Announcement Summary The 2022 interim dividend of AUD 3.8370 per share is fully franked at the applicable corporate rate of 30%.